Via Facsimile and U.S. Mail
Mail Stop 4720

October 19, 2009

Mr. Shyam K. Kumaria
Vice President of Finance
Spectrum Pharmaceuticals, Inc.
157 Technology Drive
Irvine, California   92618

Re: Spectrum Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2008
File No. 000-28782

Dear Mr. Kumaria:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief